SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMENDMENTS TO THE COMPANY'S BYLAWS ,
SUBJECT OF THE 161TH EXTRAORDINARY SHAREHOLDERS' MEETING TO BE HELD ON FEBRUARY 19, 2004

CURRENT WORDING	WORDING PROPOSED BY THE BOARD OF DIRECTORS ON 12/18/2003
COPEL'S BYLAWS	COPEL'S BYLAWS
CHAPTER I - NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM	CHAPTER I - NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM
Art. 1 Companhia Paranaense de Energia, abbreviated COPEL, is a mixed capital company, publicly held ("open company"), with the following objects:	Caption unchanged.
a) researching and studying, technically and economically, any sources of energy;	Caption unchanged.

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

Caption unchanged.
c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;	Caption unchanged.

d) providing information and technical assistance concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State;

Caption unchanged.

e) implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.

Caption unchanged.
Sole Paragraph For the performance of the activities referred to in this article, the Company may participate in other concerns, in compliance with the applicable laws.	Caption unchanged.

Art. 2 The Company has its head office and domicile in the city of Curitiba, at Rua Coronel Dulcídio no. 800, and it may, upon decision by the Executive Board, open or close branches, agencies or offices in that city or wherever required, either within the national territory or abroad.

Caption unchanged.
Art. 3 The Company is incorporated for an unlimited period of time.	Caption unchanged.
CHAPTER II - EQUITY AND SHARES	CHAPTER II - EQUITY AND SHARES

Art. 4 Underwritten paid up capital is R$ 2,900,000,000.00 (two billion and ninety million reais) represented by 273,655,376,270 (two hundred and seventy-three billion, six hundred and fifty-five million, three hundred and seventy-six thousand and two hundred and seventy) shares, with no par value, composed of 145,031,080,782 (one hundred and forty-five billion, thirty-one million, eighty thousand and seven hundred and eighty-two) ordinary shares, and 128,624,295,488 (one hundred and twenty-eight billion, six hundred and twenty-four million, two hundred and ninety-five thousand and four hundred and eighty-eight) preferred shares, of which 406,977,336 (four hundred and six million, ninety hundred and seventy seven thousand and three hundred and thirty-six) are class “A” shares, and 128, 217,317,847 (one hundred twenty-eight billion, two hundred and seventeen million, three hundred and seventeen thousand and eight hundred and forty-seven) are class “B” shares.

Art. 4 Underwritten paid up capital is R$ 2,900,000,000.00 (two billion and ninety million reais) represented by 273,655,376,270 (two hundred and seventy-three billion, six hundred and fifty-five million, three hundred and seventy-six thousand and two hundred and seventy) shares, with no par value, composed of 145,031,080,782 (one hundred and forty-five billion, thirty-one million, eighty thousand and seven hundred and eighty-two) ordinary shares, and 128,624,295,488 (one hundred and twenty-eight billion, six hundred and twenty-four million, two hundred and ninety-five thousand and four hundred and eighty-eight) preferred shares, of which 405,635,204 (four hundred and five million, six hundred and thirty five thousand and two hundred and four) are class “A” shares, and 128,218,660,284 (one hundred twenty-eight billion, two hundred and eighteen million, six hundred and sixty thousand and two hundred and eighty-four) are class “B” shares.

Paragraph 1 Upon approval by the Board of Directors, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 500,000,000,000 (five hundred billion) shares.	Caption unchanged.

Paragraph 2 The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Law No. 6,404/76, paragraph 2, article 15.

Caption unchanged.

Paragraph 3 The Company may issue shares, underwriting bonuses, debentures, or any other securities, up to the limit of the authorized capital stock, without right of first refusal, as provided for in Law No. 6,404/76 (article 172).

Caption unchanged.
Paragraph 4 Debentures may be simple or convertible into shares, pursuant to article 57 of Law No. 6,404/76.	Caption unchanged.
Art. 5 All the shares shall be registered.	Caption unchanged.
Art. 6 The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.	Caption unchanged.

Paragraph 1 The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten percent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year.

Caption unchanged.

Paragraph 2 The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of 25% of the net profit duly adjusted, as provided for in article 202 of Law No. 6,404/76, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year.

Caption unchanged.

Paragraph 3 The dividends to be paid to preferred shares, as set forth in the prior paragraph of this article, shall be, at least, 10% (ten per cent) higher than the dividends to be paid to common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6404/76, with the amendments introduced by Law no.10303/2001;

Paragraph 3 The dividends awarded pursuant to paragraph 2 to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.

Paragraph 4 The dividends to be paid per preferred share, independently of its class, shall be, at least, 10% (ten per cent) higher than the dividends to be paid per common shares, as defined in sub-section II of paragraph 1 of article 17 of Law # 6404/76, with the amendments introduced by Law no.10303, of October 31, 2001;

Paragraph 4 The preferred shares shall acquire voting rights if for three consecutive fiscal years those shares are not awarded the minimum dividends to which they are entitled, as set forth in paragraphs 1 and 2 of this article.

Paragraph 5 The preferred shares shall acquire voting rights if, for 3 (three) consecutive fiscal years, those shares are not granted the minimum dividends to which they are entitled, as set forth in paragraphs 1, 2 and 3 of this article, as defined in paragraph 4.

Art. 7 The Company may issue multiple share certificates and certificates which temporarily represent them. At the option of the shareholder, individual share certificates may be replaced by multiple share certificates and the latter may be converted into the former at any time, provided the expenses incurred are paid by whoever requests the conversion.

Caption unchanged.

Paragraph 1 The class “A” preferred shares may be converted into class “B” preferred shares, the conversion of the latter into the former not being permitted. No conversion of preferred shares into ordinary shares shall be permitted, and vice versa.

Caption unchanged.
Paragraph 2 Upon approval by the Board of Directors, the Company may implement a book share system and such shares shall be kept in deposit accounts at an authorized financial institution.	Caption unchanged.
Paragraph 3 Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the securities Commission ("CVM").	Caption unchanged.
Art. 8 At the Annual Shareholders Meeting each ordinary share shall carry the right to one vote.	Caption unchanged.
CHAPTER III - MANAGEMENT OF THE COMPANY	CHAPTER III - MANAGEMENT OF THE COMPANY
SECTION I	SECTION I
Art. 9 The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.	Caption unchanged.
Art. 10 The Company representation shall be vested exclusively in the Executive Board.	Caption unchanged.
SECTION II - THE BOARD OF DIRECTORS	SECTION II - THE BOARD OF DIRECTORS

Art. 11 The Board of Directors shall consist of seven or nine members, Brazilians, shareholders, all residing in the country, and elected at an Annual Shareholders Meeting. Two State secretaries and the Chief Executive Officer of the Company may be members of the Board of Directors.

Caption unchanged.
Paragraph 1 A Company employee appointed by his or her peers shall necessarily be a member of the Board of Directors in compliance with applicable State legislation.	Caption unchanged.
Paragraph 2 The term of office of the members of the Board of Directors shall be of two years, reelection being permitted.	Caption unchanged.

Art 12 The chairman of the Board of Directors shall be appointed by the controlling shareholder. Should his or her absence or any impediment occur, he or she shall be replaced by a Board member appointed by his or her peers.

Caption unchanged.

Art. 13 In the event of a resignation or vacancy in a position of the Board of Directors, a replacement shall be appointed by the remaining Board members and shall serve until a Shareholders Meeting is held to fill the vacant position.

Caption unchanged.

Art. 14 The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board president by letter, telegram or telex on a prior 72-hour notice. The Board of Directors shall operate with the presence of the simple majority of its members.

Art. 14 The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board president by letter, telegram, fax or e-mail, with a minimum 72-hour notice. The Board of Directors shall operate with the presence of the simple majority of its members.

Art. 15 The Board of Directors shall:	Art. 15 The Board of Directors shall:
I lay down the overall strategy for the Company business;	Caption unchanged.
II elect, discharge, accept resignations, and replace Company officers, as well as prescribe their duties, in accordance with the provisions in these Bylaws;	Caption unchanged.
III approve the appointments of the Executive Board, as provided by Article 20, sub-section XIII of these Bylaws.
III oversee the officers' performance, examine books, documents, and obligations of the Company in compliance with the law;	IV oversee the officers' performance, examine books, documents, and obligations of the Company in compliance with the law;
IV call Shareholders Meetings, either by its chairman or the executive secretary;	V call Shareholders Meetings, either by its chairman or the executive secretary;
VI oversee the internal auditing of the programs and work plans for internal and external businesses and of the financial management and budget of the company.
V give its opinion on the reports of the management and on the accounts rendered by the Executive Board;	VII give its opinion on the reports of the management and on the accounts rendered by the Executive Board;
VI authorize any issue of shares and approve any new share subscription, as provided for in article 4, paragraph 2, as well as set forth all the requirements for the issue;	VIII authorize any issue of shares and approve any new share subscription, as provided for in article 4, paragraph 2, as well as set forth all the requirements for the issue;

VII set down criteria for the transfer and/or loan for use of permanent assets, the creation of charges in rem and guarantees for liabilities whenever the amount of the operation exceeds two percent of the Company net worth;

IX set down criteria for the transfer and/or loan for use of permanent assets, the creation of charges in rem and guarantees for liabilities whenever the amount of the operation exceeds two percent of the Company net worth;

VIII select and discharge independent auditors;	X select and discharge independent auditors;
IX deliberate on other affairs submitted to them by the Executive Board or required by the Shareholders Meeting.	XI deliberate on other affairs submitted to them by the Executive Board or required by the Shareholders Meeting.

X set down criteria for the Company's participation as a shareholder in other companies, that participation being submitted to the Shareholders' Meeting whenever required, as well as regulate the issues concerning such participation.

XII set down criteria for the Company's participation as a shareholder in other companies, that participation being submitted to the Shareholders' Meeting whenever required, as well as regulate the issues concerning such participation.

XI deliberate on the framework of companies in which the Company holds shares.	XIII deliberate on the framework of companies in which the Company holds shares.
XII deliberate on the termination of the Company's participation as a shareholder in other companies.	XIV deliberate on the termination of the Company's participation as a shareholder in other companies.

XV organize secretary services necessary to support its activities, which will also cooperate with the Fiscal Committee, upon its request, and by its Chairman, indicate and require the company's employees to take charge of such services.

Sole paragraph The minutes of the Board of Directors meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards.	Caption unchanged.

Art 16 It is incumbent upon the chairman of the Board of Directors to grant leave of absence to its members, to preside over meetings, to set work directives, and to hold the casting vote, besides his or her own. The chairman's leaves of absence shall be granted by the Board.

Caption unchanged.
SECTION III - THE EXECUTIVE BOARD	SECTION III - THE EXECUTIVE BOARD

Art. 17 The Company shall have an Executive Board with executive duties and it shall be composed of eight members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, prevailing powers being vested in the latter. All the officers shall be elected by the Board of Directors for a three-year term, reelection being permitted. The chief officers shall be:

Art. 17 The Company shall have a Executive Board with executive duties and it shall be composed of 6 (six) members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, who shall be elected by the Board of Directors for a three-year term, reelection being permitted. The chief officers shall be:

• Chief Executive Officer;	• a Chief Executive Officer;
• Chief Planning Officer;	• a Chief Distribution Officer;
• Chief Administrative Officer;	• a Chief Corporate Management Officer;
• Chief Financial Officer;	• a Chief Financial and Investor Relations Officer;
• Chief Investor Relations Officer;	• a Chief Power Generation & Transmission and Telecommunications Officer;
• Chief Marketing Officer;	• a Chief Legal Officer.
• Chief Governmental Relations Officer;	Caption excluded
• Chief Corporate Partnerships Officer.	Caption excluded
Art 18 In case of temporary impediment or leave of absence of any officer, the Chief Executive Officer may appoint another officer to replace him or her.	Caption unchanged.

Art 19 Should decease, resignation, or permanent impediment of any officer occur, the Board of Directors shall elect within thirty days after the event a replacement who shall serve for the remainder of the term of office. The Executive Board may appoint a temporary replacement until the election is held. Nevertheless, the election may be dispensed with if the vacancy occurs in a year in which the Executive Board' term of office should expire.

Caption unchanged.
Art. 20 The duties of the Executive Board are prescribed as follows:	Caption unchanged.

I managing all Company business vested in the powers granted to them by the law and by these Bylaws. The Company is considered to be bound by the joint signature of two officers, one of which shall be the chief executive officer;

Caption unchanged.
II setting down regulations for the internal operations of the Company;	Caption unchanged.
III resolving on policies concerning the operations and business of the Company, after consultation to the Board of Directors, if necessary;	Caption unchanged.
IV deliberating on the creation and extinction of offices or jobs, as well as establishing wages and setting out the Company personnel regulations;	Caption unchanged.
V sharing and investing profit ascertained in compliance with these Bylaws;	Caption unchanged.
VI carrying out the Company Bylaws and directives put forth by the Shareholders Meeting and by the Board of Directors;	Caption unchanged.
VII deliberating on all extraordinary matters;	Caption unchanged.
VIII deciding on all corporate businesses that are not subject to approval by the Shareholders Meeting or by the Board of Directors;	Caption unchanged.

IX advising the Board of Directors on acquisition of properties, transfer and loan for use of Company's assets, provide guarantees for liabilities in operations exceeding two percent of the Company net worth, and deliberating on those which fall into that limit;

Caption unchanged.
X being represented at the Annual Shareholders Meeting by its Chief Executive Officer or another officer appointed by the former;	Caption unchanged.
XI granting leave of absence to its members;	Caption unchanged.

XII negotiating and signing management documents with companies, as referred to in paragraph 6, or business units, as referred to in paragraph 7, both in this article, as the case may be. The delegation of those responsibilities to the managers of such companies or u-nits, as defined in the incorporation document, for companies, or in internal regulations, for business units, are accepted, by means of their accountability to the Company's Executive Board;

XII negotiating and signing management documents with the companies referred to in paragraph 6 of this article, being allowed to delegate responsibilities to the respective managers, as provided for in the corresponding bylaws, and.

XIII appointing members of the boards of directors or management committees for companies or business units, as disposed for in paragraphs 6 and 7 of this article, as the case may be.

XIII appointing executive officers and fiscal committee members of the companies referred to in paragraph 6 and in any other companies in which the Company or its Wholly-owned Subsidiaries may hold or come to hold a stake.

Paragraph 1 The duties referred to in articles 22 to 28 of these Bylaws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Executive Board.

Paragraph 1 The duties referred to in articles 22 to 26 of these Bylaws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Executive Board.

Paragraph 2 Each officer may represent the Company by signing agreements, granting loans for use, renting and purchasing goods and services, provided that such acts are in compliance with internal regulations approved by the Executive Board. For the performance of those acts, the Company may appoint delegates from its staff.

Caption unchanged.

Paragraph 3 The Company may appoint attorneys with clearly defined powers for specific acts and operations, and also attorneys "ad negotia" to sign any documents of corporate responsibility, provided the period of their appointment is specified in the document of appointment.

Caption unchanged.

Paragraph 4 Notwithstanding the provisions in article 21, IV, of these Bylaws, the Company may also be represented in court by personal deposition of a lawyer from any of its legal services, or by another equally qualified employee appointed by the Company Chief Executive Officer.

Paragraph 4 Notwithstanding the provisions in article 21 Item IV, of these Bylaws, the Company may also be represented in court by personal deposition of a lawyer, or any other employee with at least an undergraduate degree appointed by the Chief Executive Officer.

Paragraph 5 The resolutions of the Executive Board shall be passed by a majority of votes. Should the Chief Executive Officer dissent from any decision, he or she may stay the effects of such decision and call a meeting of the Board of Directors within five days to rule on the matter.

Caption unchanged.

Paragraph 6 Activities related to the creation of products and services, in connection with the objects of the Company and under the Executive Board responsibility, shall be performed by companies in which Copel holds a stake, their duties being:

Caption unchanged.
a) planning, organizing, coordinating, commanding and controlling the Company business under their responsibility;	Caption unchanged.
b) meeting technical, marketing and return targets agreed upon with the Executive Board by means of the management documents;	Caption unchanged.

c) abiding by the Company policies, mainly those governing internal corporate management and technical, financial and accounting procedures, as well as by the requirements set forth in the related management documents.

Caption unchanged.

Paragraph 7 For the period in which there is no specific company incorporated, the activities referred to in "a", "b" and "c" of paragraph 6 shall be carried out by business units, the board of directors in such event being named business management committee.

Caption excluded.
Paragraph 8 The strategic issues and the control of companies shall be dealt with by each related board of directors, which will be responsible for:	Paragraph 7 The strategic issues and the control of companies shall be dealt with by each related board of directors, which will be responsible for:
a) ensuring that synergy actions are taken by the companies, so as to guarantee the Company results;	a) ensuring that synergy actions are taken by the companies, so as to guarantee the Company good results ;
b) ensuring compliance with the management documents;	b) ensuring compliance with the management documents;
c) deliberating on the companies' strategic matters, according to their objects, and in connection with the Company;	c) deliberating on the companies' strategic matters, related to their objects, and in connection with the Company;
d) providing the necessary support to the Company's Executive Board in the pursuit of solution to matters related to the function of the companies;	d) providing the necessary support to the Company's Executive Board in the pursuit of solution to matters related to the function of the companies they are associated to ;
e) establishing the companies' necessary level of external relationship in connection with the matters of interest to Copel;	e) establishing the respective companies' necessary level of external relationship in connection with the matters of interest to Copel;
f) Appointing the individuals in charge of the companies as disposed for in paragraph 6 of this article, as defined in the incorporation document of those companies;	f) Appointing the individuals in charge of the companies as disposed for in paragraph 6 of this article, abiding by the provisions set forth in sub section XIII of this article; and
g) evaluating studies and approving organizational framework changes of the company's business units in all its levels.	g) evaluating studies and approving organizational framework changes of the companies referred to in paragraph 6 of this article .

Paragraph 9 The board of directors as referred to in paragraph 8 above shall be composed of 3 (three) members minimum and 5 (five) members maximum, of which one must be the president of that company and the remaining, officers of the Company.

Paragraph 8 The board of directors as referred to in the previous paragraph shall be composed of at least 3 (three) and at most 5 (five) members, all of them directors of the company, except for the chief executive officer of the respective companies, of which it will be composed .

Art. 21 The Chief Executive Officer shall be responsible for:	Art. 21 The Chief Executive Officer shall be responsible for:
I directing and coordinating the work of the executive officers;
I overseeing and running all Company business;	II overseeing and running all Company business;
II determining the overall planning for the Company;	III overseeing and running the Company's management planning and promoting its integration;

III hiring, transferring, promoting, taking disciplinary actions against or discharging employees, and granting them leave of absence in compliance with legal provisions, delegation of those functions being permitted;

IV hiring, transferring, promoting, taking disciplinary actions against or discharging employees, and granting them leave of absence in compliance with legal provisions, delegation of those functions being permitted;

IV representing the Company either as plaintiff or defendant in a court of law or wherever it might be required, and in its relations with third parties. For the performance of such acts attorneys or delegates may be appointed;

V representing the Company either as plaintiff or defendant in a court of law or wherever it might be required, and in its relations with third parties. For the performance of such acts attorneys or delegates may be appointed;

V signing all documents which entail corporate liabilities in accordance with the provisions of article 20, I , and paragraph 2;	VI signing all documents which entail corporate liabilities in accordance with the provisions of article 20, I , and paragraph 2;
VI submitting the annual report on the Company's activities to the Annual Shareholders Meeting accompanied by the opinion of the Board of Directors;	VII submitting the annual report on the Company's activities to the Annual Shareholders Meeting accompanied by the opinion of the Board of Directors;
VII carrying out the functions of executive secretary of the Board of Directors when not presiding over it; and	VIII carrying out the functions of executive secretary of the Board of Directors when not presiding over it;
VIII carrying out the audit of programs and work plans related to the internal affairs of the areas of the Company.	IX carrying out the audit of programs and work plans related to the internal affairs of the areas of the Company;
X defining the Company's marketing and strategies policies;
Caption excluded due to its incorporation to subsection IX
XI coordinating the Company's global communications;
XII defining the Company's environmental strategies and policies;
XIII coordinating environmental institutional aspects and monitoring the ensuing results;
XIV coordinating the Company's ombudsman activities; and

XV coordinating the political and institutional relations of the Company with government bodies and private entities, as well as providing the recording of corporate events and official communications to the Officers.

Art. 22 The Chief Planning Officer shall be responsible for:	Art. 22 The Chief Distribution Officer shall be responsible for:
I designing, preparing, submitting, and coordinating all strategic projects of the Company;	I managing the subjects related to the distribution and sale power;
II following up all procedures concerning the submission of the projects mentioned in the preceding item to regulatory agencies and other relevant authorities;	II determining and coordinating the research, the studies, the planning, the construction, the operation and the maintenance of the energy distribution system;
III carrying out the planning integration of the companies or business units, as set forth in article 20, paragraphs 6 and 7, of these bylaws, as the case may be;	III promoting, coordinating and approving studies on the power market, on the power balance and on the purchase and sale of power;
IV defining, disclosing and coordinating the corporate strategies;	IV promoting, coordinating and approving studies, researches, plans, development and exploitation of products and services related to the distribution and sale of power;
V coordinating the companies' management and the follow-up of their results.	V providing customer servicing, in accordance with the law and corporate strategies;
VI implementing measures designed to conserve power, preventing power wastage, as well as technological research and development in the power field;

VII supporting, through information and technical services regarding the rational use of power, corporate initiatives that focus on the implementation and development of economic activities that are of interest for the development of the State.

Art. 23 The Chief Administrative Officer shall be responsible for:	Art. 23 The Chief Corporate Management Officer shall be responsible for :
I defining concepts, policies and guidelines for the Company's human resources;	I manage the subjects related to the Company's human resources and infrastructure materials for administration, organization and operation;
II defining policies and guidelines for the Company's logistics;

II defining and coordinating the management of administrative activities and the monitoring of human resources, occupational planning and remuneration, training and development and healthcare and safety in the workplace for the Company;

III coordinating the relations between the Company and labor unions;	III defining, promoting and coordinating the organizational development and the management of the Company's culture;
IV carrying out the organizational planning of the Company;	IV defining, promoting and coordinating the Company's actions related to corporate responsibility and to total quality;
V coordinating the acquisition of all necessary supplies, so as to obtain synergy and optimize their costs.	V coordinating the planning, defining and approving the Company's information technology solutions;
VI defining policies and guidelines for the logistics of the Company's services and supplies;
VII organizing and directing the logistical operations of services and supplies, as well as the sale of surplus, obsolete or no longer useful materials and equipment belonging to the Company;
VIII managing the assets of the companies where Copel has a minority stake;
IX coordinating the prospecting and implementing new business opportunities in association or joint partnership with third parties; and
X defining and coordinating the organization and monitoring the activities related with the Company's corporate security.
Art. 24 The Chief Financial Officer shall be responsible for:	Art. 24 The Chief Financial and Investor Relations Officer shall be responsible for :
I managing and controlling the Company's economic and financial resources;	I managing the subjects related to the economic, financial and budget management of the Company and to the investor relations and relations with Capital Markets regulatory and controlling bodies;
II managing the Company's budget;	II Promoting and coordinating tariff studies regarding the company;

III representing the Company in its relation with the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários ), the SEC, shareholders, investors, Stock Markets, the Central Bank of Brazil and other bodies related to activities connected with the capital market;

IV promoting and coordinating the management and control of the Company's economic and financial results and its budget and accountability management.
V taking action in connection with both federal and state regulating and inspecting bodies with regard to the subjects that are relevant to its activities; and
VI coordinating and consolidating the economic and financial analysis of the power market.
Art. 25 The Chief Investor Relations Officer shall be responsible for:	Excluded caption.
I managing and controlling the Company's economic and financial resources;	Excluded caption.
II managing the Company's budget;	Excluded caption.
Art. 26 The Chief Marketing Officer shall be responsible for:	Art. 25 The Chief Power Generation & Transmission and Telecommunications Officer shall be responsible for:
I analyzing the structure of the different markets and their segments;

I managing the Company's subjects related to researching, planning, constructing and maintenance of power generation and distribution systems and telecommunications systems and the exploitation and commercialization of these;

II setting down the marketing strategies and policies of the Company;	II planning and coordinating the operation and maintenance of the electric power generation systems, as well as the use of the power resources available to the Company;
III defining the tools for the marketing of the Company's products and services;

III defining and coordinating the commercialization of natural gas or any other fuel acquired through contracts and not used for the generation of power, as well as the byproducts resulting from the processing of these fuels in the Company's thermoelectric power plants;

IV coordinating the Company's marketing efforts;	IV researching, conceiving, planning, building, operating and maintaining transport and electrical power transformation systems at current voltages and voltages greater than 69 kV;
V defining the policies for the Company's institutional image;	V exploiting the services of the electric power transmission system, at the current voltages and voltages greater than 69 kV;
VI coordinating the Company's global communications.	VI coordinating activities for the expansion, access and use of the electric power transport and transformation facilities at current voltages and voltages higher than 69 kV;
VII researching, planning, exploiting and providing telecommunication services in general;

VIII studying, planning, coordinating and executing programs and activities concerning the environment, as well as managing land-related issues in the area of influence of the generation, transmission and telecommunication facilities;

IX providing services to third parties in the areas of specialization referred to in the previous sub-sections.
Art. 27 The Chief Governmental Relations Officer shall be responsible for:	Art. 26 The Chief Legal Officer shall be responsible for :
I coordinating the Company's political and institutional relations with governmental and private entities;	I managing the legal counseling of the businesses of the Company and its subsidiaries, as well as defending judicially and extrajudicially its interests;

II providing legal assistance on behalf of the Company's interests, especially is aspects related to corporate and public legal issues which are submitted for approval and/or review by the Company's management;

II coordinate the legal counseling to the Executive Board and to other bodies of the Company and to approve the respective advises and declarations;
III providing, in compliance with the law and the interests of the Company, the required activities to preserve the environment and advise the Company's management on any related issues.	III coordinating the elaboration and revision of contracts, bidding notices and other legal acts to be signed or issued by the Company, and the supervision of its fulfillment;

IV to propose the Officers, the Chief Executive Officer and the Executive Board eventually necessary acts and decisions to better adapt the Company's structure and proceedings to the legal requirements;

V appointing a lawyer or a legal specialist, employee of the Company, to compose the commissions and work groups;

VI indicating a lawyer or other employee with at least an undergraduate degree to be designated by the CEO to represent the Company in court , in personal testimony, in compliance with provisions of paragraph 4 of article 20 of these Bylaws;

VII proposing the Executive Board, the hiring of independent lawyers, lawyers' societies, jurists and specialists aiming to defend the Company's interests through the financial support of specific suits in which it is involved, the elaboration of studies, advises and technical appraisals to be used in court or outside;

VIII defining, coordinating and presenting studies and advises necessary to directing the legal affairs, internal and external, as well as approving them.
Art. 28 The Chief Corporate Partnerships Officer shall be responsible for:	Excluded caption.
I coordinating issues related to the Company's participation in other businesses, according to the Company's objects;	Excluded caption.
II coordinating the strategy for the Company's participation in new businesses;	Excluded caption.
III coordinating and managing the results of the companies in which the Company is a shareholder.	Excluded caption.
SECTION IV - COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS	SECTION IV - COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS
Art. 29 The officers shall submit a statement of private property at the beginning and at the end of their term of office in compliance with the law.	Art. 27 The officers shall submit a statement of private property at the beginning and at the end of their term of office in compliance with the law.
Art. 30 The remuneration of the officers shall be established annually by the Annual Shareholders Meeting and may be changed upon decision by an Extraordinary Shareholders Meeting.	Art. 28 The remuneration of the officers shall be established annually by the Annual Shareholders Meeting and may be changed upon decision by an Extraordinary Shareholders Meeting.
Sole paragraph The remuneration attributed by the Company to outside officers shall be equal to the average remuneration attributed to those in the employ of the Company.	Excluded caption.
CHAPTER IV – FISCAL COMMITTEE	CHAPTER IV – FISCAL COMMITTEE
Art. 31 The Company shall have a Fiscal Committee composed of five members and five alternates, who may or may not be shareholders, elected annually at the Shareholders Meeting.	Art. 29 The Company shall have a Fiscal Committee composed of five members and five alternates, who may or may not be shareholders, elected annually at the Shareholders Meeting.
Art. 32 The Fiscal Committee shall operate permanently and shall meet whenever called by its chairman.	Art. 30 The Fiscal Committee shall operate permanently and shall meet whenever called by its chairman.
Sole Paragraph The Chairman of the Fiscal Committee shall be elected by its peers.
Art. 33 The remuneration of the Fiscal Committee members shall be established at the Shareholders Meeting which elects them, provided the legal minimum required is met.	Art. 31 The remuneration of the Fiscal Committee members shall be established at the Shareholders Meeting which elects them, provided the legal minimum required is met.
Art. 34 The Fiscal Committee shall operate in compliance with the obligations and functions, duties and responsibilities provided for in the law.	Art. 32 The Fiscal Committee shall operate in compliance with the obligations and functions, duties and responsibilities provided for in the law.
CHAPTER V – THE SHAREHOLDERS' MEETING	CHAPTER V – THE SHAREHOLDERS' MEETING

Art. 35 The Shareholders' Meeting shall be composed of the shareholders duly called with observance of the required legal quorum, who shall sign the Attendance Book, all in compliance with further provisions in the law.

Art. 33 The Shareholders' Meeting shall be composed of the shareholders duly called with observance of the required legal quorum, who shall sign the Attendance Book, all in compliance with further provisions in the law.

Art. 36 The Annual Shareholders' Meeting shall be held every year during the first four months at a place and time previously set in accordance with legal provisions. Extraordinary Shareholders' Meetings may be called whenever necessary.

Art. 34 The Annual Shareholders' Meeting shall be held every year during the first four months at a place and time previously set in accordance with legal provisions. Extraordinary Shareholders' Meetings may be called whenever necessary.

Sole Paragraph The Shareholders Meeting shall be opened by the chairman of the Board of Directors or, in case of his or her absence or impediment, by another Board member, and presided over by the Chief Executive Officer of the Company, or by a shareholder appointed at that time by his or her peers. The chairman of the Meeting shall select from those present one or two shareholders to compose the Meeting board and act as secretaries.

Caption unchanged.
Art. 37 A shareholder may be represented by an attorney-in-fact who meets the legal requirements.	Art. 35 A shareholder may be represented by an attorney-in-fact who meets the legal requirements.

Art. 38 The Shareholders Meeting shall be called in a minimum eight-day advance. Should there be no quorum for its opening, there shall be a second calling at least five days prior to the meeting, pursuant to notice in the press.

Art. 36 The Shareholders Meeting shall be called in a minimum fifteen-day advance. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to notice in the press.

Art. 39 The quorum required for the installation and passing of resolutions at Shareholders Meetings shall be the one established by current legislation.	Art. 37 The quorum required for the installation and passing of resolutions at Shareholders Meetings shall be the one established by current legislation.
CHAPTER VI – THE FISCAL YEAR	CHAPTER VI – THE FISCAL YEAR

Art. 40 Every year, on December 31, the Company shall close its fiscal year and, by then, the annual balance sheet and other financial statements required by law shall be prepared. As to the proceeds, the following rules shall be observed:

Art. 38 Every year, on December 31, the Company shall close its fiscal year and, by then, the annual balance sheet and other financial statements required by law shall be prepared. As to the proceeds, the following rules shall be observed:

I before any sharing, the accrued losses and provision for income tax shall be deducted from the gross profit ascertained during the year;	Caption unchanged.
II five percent of the net profit ascertained during the year shall be used to form the Legal Reserve, which may not exceed twenty percent of the share capital;	Caption unchanged.
III the interest upon works in progress resulting from investments made by the use of the Company's own capital may be entered as a special reserve;	Caption unchanged.
IV other reserves may be formed by the Company according to legal provisions and up to the limits established by law.	Caption unchanged.

Paragraph 1 The shareholders are entitled to receive every year, under a mandatory distribution of dividends, twenty-five percent of the net profit duly adjusted, as provided for in article 202 and its paragraphs, of Law No. 6,404/76, and determined as set forth in article 6 and its paragraphs, of these bylaws.

Caption unchanged.

Paragraph 2 The distribution of dividends shall not be mandatory in a fiscal year in which the management bodies notify the Annual Shareholders Meeting that its payment would be incompatible with the financial circumstances of the Company, regardful of the Fiscal Committee's opinion.

Caption unchanged.

Paragraph 3 The profits that are not distributed by virtue of the provisions of paragraph 2 shall be attributed to a special reserve and, if they are not absorbed by losses in subsequent fiscal years, they shall be paid as soon as the financial standing of the Company permits such payment.

Caption unchanged.
Paragraph 4 Every year, by April 30 and in compliance with current legislation, the management bodies' statements relating to the preceding fiscal year shall be submitted to the State's Audit Court.	Caption unchanged.

Art. 41 The Company may prepare balance sheets with respect to the first six months of a fiscal year and the management bodies may advance the distribution of interim dividends "ad referendum" of the Shareholders Meeting.

Art. 39 The Company may prepare balance sheets with respect to the first six months of a fiscal year and the management bodies may advance the distribution of interim dividends "ad referendum" of the Shareholders Meeting.

CHAPTER VII – GENERAL AND TRANSITIONAL PROVISIONS	CHAPTER VII – GENERAL AND TRANSITIONAL PROVISIONS
Art. 42 The dissolution and liquidation of the Company shall be carried out according to resolutions passed at a Shareholders Meeting and in compliance with the provisions in the law.	Art. 40 The dissolution and liquidation of the Company shall be carried out according to resolutions passed at a Shareholders Meeting and in compliance with the provisions in the law.

Art. 41 The current managers of the societies referred to in paragraph 6 of article 20, of these bylaws, shall have their appointments reviewed by the Executive Board and by the Board of Directors, in compliance with the new wording of article 15, item III, and of article 20, item XIII, in the period of 30 (thirty) days following the date these amendments are effective, in compliance with:

I in the first 15 (fifteen) days of the stated term for the review, the Executive Board will prepare a list of all current managers appointed by the Company and will present it to the Board of Directors, stating the terms for each one, or, if it is the case, recommending their substitution and indicating since this moment the name of the substitutes;

II with the aforementioned list in hand, the Board of Directors, as soon as possible, will meet to examine the confirmations and substitutions proposed, in a way that the maximum 30-day period for the conclusion of the review be accomplished;

III in case of substitution, once the indications of the Executive Board are approved by the Board of Directors, the responsible bodies of the societies referred to in the caput of this article will be immediately informed, aiming to promptly make the formal substitutions.

Art. 42 Given the Company's reunification process, the meetings of the Executive Board of the wholly-owned subsidiaries shall be of a merely formal character and shall mandatorily reflect previous decisions of the Executive Board of Companhia Paranaense de Energia - COPEL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.